UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GENELUX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36870H103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870H103	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Aladar Szalay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,180,305 (1)
	6	SHARED VOTING POWER 5,000 (2)
	7	SOLE DISPOSITIVE POWER 4,180,305 (1)
	8	SHARED DISPOSITIVE POWER 5,000 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,185,305 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (4)
12	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 1,371,545 shares of common stock held by The Szalay 2010 Retained Annuity Trust, (ii) 2,258,760 shares of common stock held by The Szalay 2009 Irrevocable Trust and (iii) 550,000 shares of common stock held by The Szalay 2010 Children’s Trust, for which the reporting person has sole voting and dispositive power.

(2)	Consists of 5,000 shares of common stock held by the reporting person’s spouse, for which the reporting person has shared voting and dispositive power.
(3)

Consists of (i) 1,371,545 shares of common stock held by The Szalay 2010 Retained Annuity Trust, (ii) 2,258,760 shares of common stock held by The Szalay 2009 Irrevocable Trust and (iii) 550,000 shares of common stock held by The Szalay 2010 Children’s Trust, for which the reporting person has sole voting and dispositive power, and (iv) 5,000 shares of common stock held by the reporting person’s spouse, for which the reporting person has shared voting and dispositive power.

(4)

This percentage is calculated based on 26,717,676 shares of common stock outstanding as of November 8, 2023, as reported in Genelux Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 36870H103	SCHEDULE 13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Genelux Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2625 Townsgate Road, Suite 230

Westlake Village, California 91361

Item 2(a).	Names of Person Filing:

Aladar Szalay

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

7704 North Fork Rd., Highland, CA 92346

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.:

36870H103

Item 3.	Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

CUSIP No. 36870H103	SCHEDULE 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 36870H103	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024
/s/ Aladar Szalay
Aladar Szalay